3-31-02

1003935



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the period of March 1, 2002
to March 31, 2002

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A_

Exhibit Index on Page 4

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 OF NICE-SYSTEMS LTD. (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996).

CONTENTS

This Report on Form 6-K of NICE-Systems Ltd. (the "Company") consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Med Group Implements NiceVision Digital Recording Platform to Secure Most Advanced Data Centers in Israel. Dated March 5, 2002.
2. Press Release: NICE Unveils Powerful Threat Detection Tool for Immediate Alert of Unattended Baggage and Other Suspicious Objects. Dated March 5, 2002
3. Press Release: NICE Systems Introduces a Unified Application for its Full Range of NiceVision Digital Recording Solutions. Dated March 5, 2002.
4. Press Release: Gartner Group Names NICE the Leader and Visionary in CEM. Dated March 25, 2002.
5. Press Release: NICE Systems Appoints Paul Sartor President of EMEA Operations. Dated March 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By: 
Name: Daphna Kedmi
Title: Corporate Secretary

Dated: April 1, 2002

EXHIBIT INDEX

Exhibit No.	Description

1. Press Release: Med Group Implements NiceVision Digital Recording Platform to Secure Most Advanced Data Centers in Israel. Dated March 5, 2002.
2. Press Release: NICE Unveils Powerful Threat Detection Tool for Immediate Alert of Unattended Baggage and Other Suspicious Objects. Dated March 5, 2002
3. Press Release: NICE Systems Introduces a Unified Application for its Full Range of NiceVision Digital Recording Solutions. Dated March 5, 2002.
4. Press Release: Gartner Group Names NICE the Leader and Visionary in CEM. Dated March 25, 2002.
5. Press Release: NICE Systems Appoints Paul Sartor President of EMEA Operations. Dated March 26, 2002.

EXHIBIT 1

NICE

Med Group Implements NiceVision Digital Recording Platform to Secure Most Advanced Data Centers in Israel

Ra'anana, Israel, March 5th, 2002: NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, announced today that Med Group is implementing NiceVision®'s digital video recording platform to secure the most sophisticated co-location (computer hosting) and disaster recovery data centers in Israel.

NiceVision is replacing a traditional analog monitoring system, providing an all-in-one, cost-effective and simple-to-use digital monitoring and recording solution. NiceVision is installed in Med Group's two main sites to protect both the site perimeters and company servers located in the dedicated server farms.

"NiceVision provides a secure solution for us and our clients. We can ensure 24 X 7 monitoring and recording throughout our sites providing our clients with a comprehensive video security system at all times," said Eran Barak, vice president, IDC (Information Data Centers) technology and services at Med Group in Israel. "With the system's advanced video motion detection (VMD) capabilities and high quality digital images, we can detect immediately if any unauthorized personnel enter the secured areas. We also have all the video recordings on file for debriefing purposes. In our business, where we're providing unique, secured IT services, it's absolutely crucial that we ensure maximum security at all times."

Yochai Hacohen, director of EMEA (Europe, Middle East, Africa) sales for NICE's VIM (Visual Interaction Management) division, said: "This pioneering project is a very prestigious account for us, implementing some of NiceVision's most advanced features and capabilities. NICE's experience in providing solutions to banks, airports and other mission-critical operations was an important factor in the selection process. Med Group wanted to work with a company that had the experience and support infrastructure in place to manage large, complex projects such as theirs. We look forward to expanding the system as Med Group links up to European destinations in the future."

The system has been installed and integrated into the existing network by Hashmira Security Technologies, a subsidiary of the Hashmira Group, a leading privately owned company providing business services in Israel.

About Med Group
Med Group specializes in a range of communication services including cross-country, internal telecommunications, hosting and co-location. The company has built dedicated communication sites in Haifa and Petach Tikva, which are used for storage and back up of communications and computerized systems. Med-Nautilus supplies complete solutions in the area of telecommunications infrastructure for all types of carriers as a carrier's carrier.

The communication services provided by the company include Dark Fiber (exclusive service of the company), SDH back-bone, Gigabit Ethernet, Fast Ethernet and analog and digital broadcast lines for the television and radio market. The owners of the Med Group are Telecom Italia, and Globuscom, owned by Eliezar Fishman, Clalcom, Orek and Kama Telecommunications.

About VIM
NICE's Visual Interaction Management (VIM) Division provides CCTV integrated management solutions to the CCTV security market, based on its core technology and overall expertise in digital video and audio recording. VIM's flagship product, NiceVision, is selected by its customers for process improvement, theft prevention, protection of intellectual property and public safety. Known for its quality and reliability, NiceVision is leading the market transition from analog to

digital video recording. NiceVision provides real-time "intelligent" content analysis tools, such as video motion detection and object detection, enabling greater security management.

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, the United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Trademark note: 360° View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

For more information, contact:

Media

Sherry Satterwhite sherry.satterwhite@nice.com	NICE Systems	201-356-2102
Bruce Doneff bruced@nice.com		201-966-6583
Susan Cohen susan.cohen@nice.com	NICE Systems	972-9-775-3507

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

EXHIBIT 2



NICE Unveils Powerful Threat Detection Tool for Immediate Alert of Unattended Baggage and Other Suspicious Objects

ISC EXPO/West, Las Vegas, Nevada, March 5, 2002 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, today demonstrated its Unattended Baggage Detection application, a proactive threat detection tool for identifying and alerting security staff to unattended luggage and other suspicious objects.

One of the most important surveillance challenges faced today is timely and accurate detection of potential threats from unattended baggage and other objects in airports, railways, government buildings and city centers. The Unattended Baggage Detection application, which analyzes video content recorded by NiceVision® Pro and automatically detects unattended objects, adds a set of digital eyes to complement and support security personnel.

NICE's new application technology is a fast, effective tool for spotting suspicious objects. The solution offers the following benefits:

- Security personnel alone cannot always effectively meet every threat. Greater threat detection and protection comes from NICE's advanced digital video content analysis in combination with highly-trained personnel.
- Unattended Baggage Detection technology reduces or eliminates the need to add new security equipment that can create bottlenecks of people at security checkpoints and other high traffic locations.
- This application sets off an immediate visual and audio alarm when it detects an abandoned bag or object in the video image.
- This unique patent pending video content analysis technology is a non-intrusive, efficient technology that adds no additional steps to the security process.
- The application can be easily configured to meet specific needs of each user in terms of object size, time interval for alarm, and specific alarm trigger.
- This advanced Unattended Baggage Detection application can also be deployed to monitor goods in warehouses, museums, and other similar locations.

Commenting on the Unattended Baggage Detection system, Avishai Elazar, corporate vice president and general manager of NICE's VIM (Visual Interaction Management) division, said, "This advanced threat detection application represents part of our ongoing commitment to provide real-time, video content analysis solutions that meet the critical needs of today's security environment."

NICE provides the most advanced suite of solutions for CCTV (closed circuit television) digital video and audio recording and real-time threat analysis, delivering proactive security management by detecting potential threats and facilitating immediate response. NICE's full suite of solutions will be on display at the ISC EXPO/West event in Las Vegas at booth #3126.

About VIM
NICE's Visual Interaction Management (VIM) Division provides CCTV integrated management solutions to the CCTV security market, based on its core technology and overall expertise in digital video and audio recording. VIM's flagship product, NiceVision, is selected by its customers for process improvement, theft prevention, protection of intellectual property and public safety. Known for its quality and reliability, NiceVision is leading the market transition from analog to digital video recording. NiceVision provides real-time "intelligent" content analysis tools, such as video motion detection and object detection, enabling greater security management.

EXHIBIT 3



NICE Systems Introduces a Unified Application for Its Full Range of NiceVision Digital Video Recording Solutions

NiceVision Version 6.0 Unified Application Provides Maximum Flexibility, Scalability and Ease of Use

ISC EXPO/West, Las Vegas, Nevada, March 5, 2002 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, announced today the release of its Version 6.0 unified application for the NiceVision® Pro (high-end) and Harmony (mid-range) digital video and audio recording solutions. With Version 6.0, NiceVision customers can implement the exact range of video recording solutions to meet their needs with maximum efficiency and scalability.

The NiceVision Version 6.0 application provides customers with the following new functions and benefits:

- "One Application Runs All", Version 6.0 records tens to thousands of cameras with audio, analog video and IP video across multiple sites - all controlled by the same cost-effective application.
- Improved productivity—all personnel from local security officers to corporate headquarters use the same application, reducing training, maintenance and installation costs both for the customer and for the system integrator.
- Backward compatibility—existing customers can upgrade to Version 6.0 with minimal investment or effort.
- Fully scaleable—additional recorders (either NiceVision Pro or NiceVision Harmony) can be added easily to the existing installation.
- Supports a growing range of storage solutions to meet every customer's unique and challenging demands (internal, tape libraries, and disk RAIDs).
- Version 6.0 provides a foundation for additional sophisticated content analysis algorithms, for example, directional video motion detection (VMD) and tools for enhanced video quality.

NICE provides the most advanced suite of solutions for CCTV (closed circuit television) digital video and audio recording and real-time threat analysis, delivering proactive security management by detecting potential threats and facilitating immediate response. NICE's full suite of solutions will be on display at the ISC EXPO/West event in Las Vegas at booth #3126.

About VIM

NICE's Visual Interaction Management (VIM) Division provides CCTV integrated management solutions to the CCTV security market, based on its core technology and overall expertise in digital video and audio recording. VIM's flagship product, NiceVision, is selected by its customers for process improvement, theft prevention, protection of intellectual property and public safety. Known for its quality and reliability, NiceVision is leading the market transition from analog to digital video recording. NiceVision provides real-time "intelligent" content analysis tools, such as video motion detection and object detection, enabling greater security management.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

EXHIBIT 4



Gartner Group Names NICE the Leader and Visionary in CEM

Gartner Joins Datamonitor, Frost and Sullivan and Six Industry Publications in Praising NICE's CEM Market Strategy and Related Solutions

Ra'anana, Israel, March 25, 2002 — NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, was named the CEM (Customer Experience Management) industry leader by Gartner Group, the premier industry analysis group in their report that was published last month.

This latest industry recognition follows Datamonitor's report that NICE CEM is the worldwide recording and quality management market leader for the third quarter of 2001 and after NICE received Frost and Sullivan's Competitive Strategy Award for pioneering the Customer Experience Management concept.

Since NICE first popularized the concept of Customer Experience Management in June of 2000, over 20 competing companies and most industry commentators have adopted the terminology. NICE's CEM solutions, which have won 13 product awards, enable contact centers to capture, evaluate, analyze and improve the customer experience to drive customer loyalty, revenues, and profitability.

"This recognition validates both our vision and our ability to execute," said Lior Arussy, NICE vice president, corporate marketing. "We are gratified that all of the industry thought leaders have praised our strategy of introducing innovative value-added applications on top of a state-of-the-art total recording platform. They have also recognized the importance of our integration with CRM applications and other systems. We plan to remain in the forefront of our industry by continuing to introduce innovations that enhance quality and performance and provide a rapid return on investment for our customers."

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Deutsche Bank, Dresdner Bank, US Federal Aviation Administration, Farmers Insurance, Fidelity, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 360° View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision

EXHIBIT 5



NICE System Appoints Paul Sartor President of EMEA Operations

Ra'anana, Israel, March 26, 2002 — NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that it has appointed Paul Sartor as president of NICE operations in EMEA (Europe, Middle East and Africa).

Paul Sartor joins NICE after three years as managing director of Sensormatic Limited, a leading system integrator in the security market. At Sensormatic, Sartor successfully turned around an enterprise that operated at a loss into a highly profitable business by streamlining operations, introducing a professional customer centric sales process, and by focusing on providing the highest quality customer support.

Prior to Sensormatic, Sartor was general manager of the government sector for BT (British Telecom) and was responsible for BT's commercial call center business operations with combined annual revenues in excess of £1 billion. He managed the effort to secure the DFTS (Defense Fixed Telecommunications Services) outsourcing agreement that at the time represented the single largest contract in BT's history. He also refocused the call center into a profit center that provided call handling services to external customers.

"The depth and range of Paul's management experience in both the contact center and security industries in an invaluable addition to our management team," commented Haim Shani, president and chief executive officer of NICE Systems. "Paul has the proven customer focus, entrepreneurial vision and operational skills to drive sustainable, profitable growth for NICE EMEA."

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)